Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 f: 212.999.5899
March 19, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3720

Attn:		Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan

	Re:	KnowBe4, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted March 3, 2021
CIK 0001664998
Ladies and Gentlemen:
On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated March 15, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Draft Registration Statement on Form S-1 as filed by the Company on March 3, 2021 (the “Draft Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement (the “Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on March 3, 2021.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.
Amended Form S-1 filed March 3, 2021
Risk Factors
We recognize revenue from subscriptions over the term of our customer contracts…, page 19
1. You state that your subscription terms typically run from one to three years and are recorded at the beginning of the subscription period, which typically happens on an annual basis. Please explain
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U.S. Securities and Exchange Commission
March 19, 2021

further how a two or three year subscription is recorded at the beginning of the subscription period on an annual basis.
In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement.
Capitalization, page 50
2. Please explain your basis for including the proceeds from the exercise of options by certain selling stockholders in your pro forma Capitalization information. To the extent you have determined that the exercise of such options is probable, please clarify your disclosures, here and elsewhere throughout the filing, where you indicate that the shares outstanding after the offering excludes 355,495 shares of common stock issuable upon the exercise of stock options outstanding at December 31, 2020.
In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement.
Selected Historical Financial Data, page 55
3. Please revise footnote (1) to explain how pro forma net loss per share is calculated. Further, remove the reference to Note 12 of the consolidated financial statements as it does not appear you intend to include such disclosure there. Also, revise your Summary Historical Consolidated Financial Data table to include a footnote explaining your pro forma per share calculations.
In response to the Staff’s comment, the Company has revised the disclosure on page 15 in the Summary Historical Consolidated Financial Data section of the Registration Statement. The Company respectfully advises the Staff that it has elected to remove the Selected Historical Financial Data section of the Registration Statement.
4. We note that upon effectiveness of the offering certain officers will receive incentive awards. Please tell us how you considered including an adjustment for such expense in your pro forma per share calculations. Also, it appears that you intend to grant restricted stock units to certain officers, a portion of which will vest based on performance-based conditions. Please tell us whether this offering will impact the vesting of such awards and if so, tell us your consideration to factor this into your pro forma per share calculations as well. Refer to Rule 11-01(a)(8) of Regulation S-X.
As noted in response to comment 3 above, the Company respectfully advises the Staff that it has elected to remove the Selected Historical Financial Data section of the Registration Statement. In response to the Staff’s comment, the Company has revised its footnote disclosures on page 15 in the Summary Historical Consolidated Financial Data section of the Registration Statement to clarify that it has adjusted its pro forma per share calculations for the restricted stock units, or RSUs, (with an aggregate value of $15.0 million) that will be fully vested upon grant to certain officers, in connection with the pricing of the initial public offering, defined as Liquidity RSUs within the Registration Statement. Additionally, the Company intends to calculate pro forma net loss that will be used to arrive at pro forma

U.S. Securities and Exchange Commission
March 19, 2021

net loss per share with an adjustment for the stock-based compensation expense arising from the grant of the Liquidity RSUs.
The Company further advises the Staff that RSUs (with an aggregate value of $11.7 million) will be granted to certain officers, in connection with the pricing of the initial public offering, that are subject to vesting upon satisfaction of a service condition and achievement of certain performance metrics, defined as the Executive RSU Grants within the Registration Statement. The Company has not considered the Executive RSU Grants within its pro forma per share calculations as none of the vesting conditions attributable to these RSUs are directly related to the initial public offering.
Results of Operations, page 67
5. Please revise to include a discussion of the material factors that contributed to the significant fluctuations in your effective tax rate each year and clarify whether you anticipate such items having a similar impact on your effective tax rate in the future. Refer to Item 303(a)(3) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement.
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-12
6. We note your response to prior comment 4. It is still unclear why you believe revenue generated from a license to downloadable content is not a product when the customer has the ability to take possession of the content for the duration of the contract. Please further explain or revise to separately disclose such product revenue and related cost of revenue on the face of your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.
The Company respectfully advises the Staff that it has considered the nature of the license that it provides to its customers for access to its SaaS platform. This license is provided on a subscription basis through a single, standard end user license agreement that provides access to the Company’s platform as a whole. The Company does not separately license its downloadable content and only provides a single license for the entire platform. The end user license agreement does not provide specific authorizations to utilize the content independently of the customer’s use of the overall platform, and the content is not accessible without a subscription to the overall platform.
The Company considered Rule 5-03(b) of Regulation S-X regarding the presentation of both income and the related costs and expenses separately for each item outlined in the subcaptions of Rule 5-03(b)(1) and (2). Rule 5-03 was issued many years ago and did not contemplate the new business models that exist today, such as revenue derived from the Company’s subscription services model, or the issuance of ASU 2014-09 (ASC 606). There is limited guidance on interpreting the requirements of Rule 5-03 in this context and the terms “revenue from services” and “tangible products” are not specifically defined. As a result of this limited guidance, the Company believes there is diversity in practice in

U.S. Securities and Exchange Commission
March 19, 2021

presenting revenue and cost of revenue for the non-service and service components of software platforms and similar businesses.
The Company believes that the disaggregated revenue disclosures required by ASC 606 provide the most relevant information with respect to the underlying sales of access to its platform and the economic substance of the business. Consistent with the requirements of ASC 606, the Company separately discloses the revenues attributable to its downloadable content in footnote 3 of its consolidated financial statements. This disclosure also provides relevant information with respect to how the nature, amount and timing of the Company’s revenue and cash flows are affected by economic factors.
While the revenue allocated to the Company’s downloadable content and ratable subscription services are presented separately in the footnotes to the consolidated financial statements in accordance with ASC 606, the Company believes that separately presenting costs and expenses for downloadable content and ratable subscription revenue would not be indicative of the manner in which the business operates, would not be feasible and would not provide useful information to investors. The Company manages its single platform on a holistic basis by leveraging resources and infrastructure across the entire organization. For example, the Company does not provide feature-based support, rather, support requests are answered by a single team regardless of the nature of the request. Downloadable content is neither a distinct business unit nor operated as a standalone line of business. The Company manages its platform as a whole and has built infrastructure that is shared to support all business activities on its platform. Considering the integrated nature of the Company’s platform and the unified structure of its business and internal processes, it would not be reasonably feasible to distinguish and allocate these costs in a useful and consistent manner.
Further, if the Company did present an allocation of costs and expenses attributable to downloadable content, the Company believes that this presentation could be misleading to investors as it would unduly emphasize downloadable content and provide an implied gross margin that is not indicative of how management monitors or manages the business. Additionally, any fluctuations in these implied margins would likely not be the result of underlying changes in the Company’s business and providing a discussion of these changes would not be beneficial to understanding the nature of the Company’s current business activities. As such, the Company believes that the current presentation best reflects the economic substance of its business and therefore provides investors with the most useful information about these aspects of the business.
Note 13 – Income Taxes, page F-28
7. Please revise the first table to include the loss before income taxes amounts for the year ended December 31, 2020, as it appears you have included the net loss amounts.
In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement.
Note 15 – Subsequent Events, page F-36

U.S. Securities and Exchange Commission
March 19, 2021

8. Please tell us and revise to disclose the number of shares and the per share value of the common stock issued in the acquisition of MediaPro Holdings LLC.
In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Registration Statement to include the number of shares issued in the acquisition of MediaPro Holdings, LLC. The Company respectfully advises the Staff that it has not yet finalized the valuation of its common stock at the transaction date. As such, the Company has revised the disclosure to indicate a preliminary purchase price range and that this range depends upon the finalization of the common stock valuation.

9. Please revise to include the various share-based awards you have awarded or intend to award the company's officers as disclosed on pages 109-111. Refer to ASC 855-10-50-2.
In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Registration Statement.
*****
If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at 212.497.7736 or mbaier@wsgr.com.

/s/	Megan J. Baier
Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Sjoerd Sjouwerman, KnowBe4, Inc.
Shrikrishna Venkataraman, KnowBe4, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Bettencourt, Goodwin Procter LLP
Joseph Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP